EXHIBIT 99.3

Additional Information on Impact of Adoption of IFRS 9 on Regulation Capital, RWA, and Leverage Exposure (on a phase-in basis)

in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital phase- in	Tier 1 Capital phase-in
Balance as of Dec 31, 2017	63,174	50,808	57,631

IFRS 9 changes from	(870)	(870)	(870)

Classification and Measurement	(193)	(193)	(193)

Impairments	(677)	(677)	(677)

Tax effects from	199	199	199

Classification and Measurement	65	65	65

Impairments	134	134	134

IFRS 9 impact net of tax	(671)	(671)	(671)

Changes to regulatory deductions

Negative amounts resulting from the calculation of expected loss amounts		223	278

Balance as of Jan 1, 2018	62,503	50,359	57,238

in € bn		Risk Weighted Assets	Leverage Exposure

Balance as of Dec 31, 2017		343	1,396

Changes from		0	0

DTA RWA / Change of Total Assets		1	0

SA RWA/ Lower Deductions		(0)	0

Balance as of Jan 1, 2018		344	1,396

Ratios as of Dec 31, 2017		14.8%	4.1%

Ratios as of Jan 1, 2018		14.6%	4.1%

Change in bps		(15)	(3)